Clifford H.R. DuPree	One CA Plaza
Senior Vice President,	Islandia, NY 11749
Corporate Governance,
and Corporate Secretary	tel:	+1 631 342 2150
	fax:	+1 631 342 4866
Clifford.DuPree@ca.com
October 7, 2010
Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CA, Inc. Form 10-K for the Fiscal Year Ended March 31, 2010 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 001-09247
Dear Ms. Jacobs:
     We are writing in response to the Staff’s comment letter dated September 23, 2010 relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 of CA, Inc. (the “Company”).
     To facilitate the Staff’s review, we have included in this letter the captions and comments from the Staff’s comment letter and have placed our responses immediately following the pertinent comment.
Form 10-Q for the quarterly period ended June 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Subscription and Maintenance Bookings, page 27
1.	We note your response to prior comment 3. Ensure that your disclosures in future filings clearly distinguish your discussion of new product transactions associated with renewals from those attributable to contracts executed outside of a renewal.
Company Response:
     In instances in future filings where our disclosure references new product transactions associated with renewals and those attributable to contracts outside of a renewal, we will clearly distinguish our discussion of new product transactions associated with renewals from those attributable to contracts executed outside of a renewal.
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2.	We note from your response to prior comment 4 that contract duration can be affected by many factors and that there were no material modifications to your licensing strategy during the quarter ended June 30, 2010. Further describe the underlying drivers of new product transactions generally having shorter duration

October 7, 2010

than renewals of existing contracts. In this regard, we note your statement in your July 21, 2010 conference call that the decrease in average contract length is reflective of customer preferences, in addition to your renewal portfolio. Tell us what consideration you gave to disclosing the impact of customer preferences on the trends in weighted average duration.
Company Response:
     As we disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (the 10-Q), we have generally found that subscription and maintenance license agreements executed outside of a renewal of an existing contract are for shorter durations than renewal contracts. There are any number of reasons an agreement executed outside of a renewal may be negotiated for a shorter duration. The following are some anecdotal examples of why a customer may prefer a shorter duration in these circumstances although these reasons are not applicable in all customer negotiations and quarters:
•	When a customer enters into a license agreement outside of a renewal, the product is likely to be new to that customer. As a result, the customer may not initially want to enter into a longer term economic commitment to that product or its maintenance.

•	In some cases, the customer may already license other products from the Company and may wish to synchronize the expiration date of the license for the new product with the remaining term of the existing license.
     In the 10-Q, we disclosed how the mix of our contracts affected our subscription and maintenance duration in years (“Weighted Average Duration”) in the reported quarter. Specifically, on page 27 of our 10-Q we disclosed that the material drivers of the year-over-year change in Weighted Average Duration for the quarter were:
...the lower amount of scheduled contract renewals in the first quarter of fiscal 2011 compared with the first quarter of fiscal 2010 and by a higher percentage of new product transactions that generally are for a shorter duration than renewals of existing contracts.
     It is our view that the disclosure quoted directly above enabled the reader to understand the year-over-year change in Weighted Average Duration. Historically, Weighted Average Duration has fluctuated from quarter to quarter depending largely on the mix of license agreement renewals and new license agreements that are entered into during the quarter. Our disclosure in the 10-Q addressed the material aspects of how this mix affected Weighted Average Duration in the quarter. The statement in our July 21, 2010 conference call relating to “customer preferences” and our “renewal portfolio” causing “duration to fluctuate quarter to quarter” was intended to provide a description of aspects of the rationale for why the length of contracts decreased for transactions outside of a renewal. It was not intended to disclose additional material information or to reflect a trend in the quarter. We believe that the material information for investors to understand was that there was a higher percentage of transactions executed outside of a renewal that affected Weighted Average Duration, and we disclosed that information. If we determine that customer preference reflects a material trend in future periods, we will disclose it.
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October 7, 2010

3.	You indicate in response to prior comment 4 that you did not feel that any disclosure associated with trends, events or uncertainties would be appropriate, other than disclosure of the slightly lower level of renewals expected for fiscal 2011. It would appear that the execution of several large contracts with longer than average lengths in the first quarter of fiscal 2010 would represent an event that may have an impact on the comparability of your future financial information. Please further explain the basis for your response.
Company Response:
     Historically, Weighted Average Duration has fluctuated from quarter to quarter depending on the mix of license agreement renewals and new license agreements that are entered into during the quarter. We did have a number of large contracts with longer-than-average durations in the first quarter of fiscal 2010 (the quarter ended June 30, 2009). These contracts were disclosed on page 27 of our 10-Q as follows so that a reader would understand their effect for comparability purposes:
In the first quarter of fiscal 2010 several contract extensions were executed with terms greater than four and one half years, four of which had a combined incremental contract value of approximately $465 million. Three of these four contracts were with managed service providers, who traditionally extend contracts for longer than average lengths.
     We did not view that the term of these large contracts represented a trend in bookings or Weighted Average Duration performance as they were dependent upon the mix of business we closed in that quarter. Additionally, the larger, longer-term contracts that were entered into in that first quarter of fiscal 2010 were atypical as compared with both the first quarter of fiscal 2009 and the first quarter of fiscal 2011. For these reasons, along with our expectations with respect to the license agreement mix between renewal and new contracts for full year fiscal 2011, we did not believe that this deviation in quarterly Weighted Average Duration evidenced a trend. As noted above, we disclosed the variance in Weighted Average Duration from the year ago quarter in order to allow a reader to evaluate the comparability of Weighted Average Duration and bookings period to period. Finally, to the extent we saw that our expectations about renewals could have an effect on future bookings, we did identify this for a reader. On page 27 of our Form 10-Q, we disclosed:
The renewal portfolio is weighted more heavily towards the second half of fiscal 2011. Thus, we would expect higher levels of bookings in the second half of fiscal 2011 as compared with the first half of fiscal 2011. Currently, we expect total fiscal 2011 renewals to be slightly lower than total fiscal 2010 renewals.
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4.	We note your response to prior comment 5 that your statement in your 10-K was not meant to address quarterly duration comparisons. Considering that the weighted average duration was down in the first quarter of fiscal 2011 as a result of the lower amount of scheduled renewals and several contract extensions with

October 7, 2010

longer than average lengths executed in the first quarter of fiscal 2010, this would appear to also impact your annual weighted average duration. Further explain the basis for your statement in your 10-K.
Company Response:
     Weighted Average Duration is disclosed to provide context to the volume of our bookings. For example, bookings of $500 million in a particular quarter would likely be viewed less favorably if the Weighted Average Duration for the quarter were 4.0 years rather than 3.0 years. Weighted Average Duration can fluctuate quarter to quarter as illustrated by the Weighted Average Durations for fiscal 2009 and 2010 and the first quarter of fiscal 2011 set forth below.

	Q1	Q2	Q3	Q4	Full Year
FY 2009	3.37	4.14	3.10	3.64	3.61
FY 2010	4.21	3.26	3.23	3.45	3.54
FY 2011	2.92

     As illustrated above, despite the quarterly fluctuations, fiscal 2010 Weighted Average Duration was 3.54 compared with 3.61 for fiscal 2009. We did not view this as a material difference or as signifying a trend although, as stated above, we do believe it is meaningful to provide Weighted Average Duration in a quarter in order to provide context about the bookings performance in that quarter. Thus, we believe that our statement in the Form 10-K for the fiscal year ended March 31, 2010 (set forth below) was materially accurate and complete as we viewed our expectations about Weighted Average Duration.
The weighted average subscription and maintenance license agreement duration in years decreased slightly from fiscal 2009 to 2010, from 3.61 to 3.54. Although each contract is subject to terms negotiated by the respective parties, management does not currently expect the weighted average duration of contracts to change materially from current levels for end-user contracts.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

October 7, 2010

If you have any questions or comments regarding this letter, please call me at 631-342-2150.
Very truly yours,

CA, Inc.

/s/ C.H.R. DuPree
Senior Vice President, Corporate
Governance, and Corporate Secretary